Exhibit (d)(34)

Clearwater Investment Trust

AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT

This Amendment No. 1 to the Subadvisory Agreement by and between Clearwater Investment Trust (the “Trust”), Clearwater Management Co., Inc. (the “Manager”) and AQR Capital Management, LLC (the “Subadvisor”), is made effective as of the 1st day of July 2015.

WHEREAS, the Trust, the Manager and the Subadvisor previously entered into a Subadvisory Agreement dated as of February 3, 2015 (the “Agreement”); and

WHEREAS, the parties now desire to restate Section 3 of the Agreement in its entirety; and

WHERAS, the parties now desire to restate Exhibit A to the Agreement in its entirety.

NOW, THEREFORE, in consideration of the above premises, the parties agree that:

1.	Section 3 of the Agreement is hereby restated in its entirety as follows:

3.   Compensation. For the services provided and the expense assumed pursuant to this Agreement, the Manager shall pay the Subadvisor as full compensation therefore, an annual fee (the “Fee”). The Fee is calculated quarterly based on the average of the month-end net asset values of the Allocated Assets during the relevant calendar quarter (“Calendar Quarter Average”) applied to the appropriate annual fee rate set forth on Exhibit A. The Calendar Quarter Average for a particular calendar quarter will determine which fee rate set forth on Exhibit A is applied for that entire calendar quarter.

When determining a month end net asset value, contributions to and/or withdrawals from the Allocated Assets occurring after the commencement of the month will be prorated to that month end’s net asset value (“Contribution/Withdrawal Proration”). The following illustrates how Contribution/Withdrawal Proration will be calculated:

Prorated month end net asset value = month end net asset value + withdrawal amount (A/B) – contribution amount (A/B), where

A = Date in the month of the contribution or withdrawal

B = Total days in month of the contribution or withdrawal

The Calendar Quarter Average will be calculated by adding the three month-end net asset values together, taking into account any Contribution/Withdrawal Proration, and dividing by three. The fee for any period which is less than a full quarter shall be prorated on a daily basis.

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This fee will be payable quarterly in arrears within thirty (30) days after the Manager’s receipt of an invoice from the Subadvisor following the end of the calendar quarter for which the fee is payable.

Expense limitations or fee waivers for the Fund that may be agreed to by the Manager, but not agreed to in writing by the Subadvisor, shall not cause a reduction in the amount of payment to the Subadvisor by the Manager.

2.	Exhibit A of the Agreement is hereby restated in its entirety as follows:

Exhibit A

FEE SCHEDULE

Name of Fund	Subadvisor Fee
Clearwater Core Equity Fund	0.375% on all Allocated Assets while the Calendar Quarter Average is below $100 million 0.350% on all Allocated Assets while the Calendar Quarter Average is at or above $100 million

(signature page follows)

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Agreement to be executed by their officers designated below as of the day and year first written above.

Clearwater Management Co., Inc.	AQR Capital Management, LLC

By:	By:

/s/Stephen G. Simon	/s/Brendan R. Kalb

Name:	Name:

Stephen G. Simon	Brendan R. Kalb

Title:	Title:

Chief Compliance Officer	General Counsel

Clearwater Investment Trust

By:

/s/Stephen G. Simon

Name:

Stephen G. Simon

Title:

Chief Compliance Officer

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